

November 3, 2014

Via E-Mail
Alexander F. Cohen
Latham & Watkins LLP
555 Eleventh Street NW Suite 1000
Washington, DC 20004

     Re:    Allergan Inc.
              PRER14A filed November 3, 2014
              File No. 1-10269

Dear Mr. Cohen:

We have reviewed your filing listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. All defined terms in this letter have the same meaning as in your proxy statement.

PRER14A filed November 3, 2014

Why is the Allergan Board recommending against Pershing Square and Valeant's Proposals? page 3

1. We note your response to Comment 1 in our last comment letter dated October 30, 2014. To the extent that disclosure about Allergan's discussions with third parties regarding alternate transactions is provided, it must be complete in order to avoid misleading the market. Revise the new disclosure on pages 4-5 of the proxy statement to:

   - Provide dates for the discussions with other parties referenced at the bottom of page 4 and the additional party referenced at the top of page 5;

   - Quantify the "number of parties" with whom you have had discussions and provide beginning and ending dates (where applicable) as to the discussions with each party;

- Specify as to each party the form of transaction discussed, and in particular, whether it involved an acquisition by or of Allergan;

- If discussions or negotiations with a party have terminated, identify the party, explain by whom discussions were ended and briefly describe the circumstances. If you believe that identifying the party involved would be problematic as referenced in the Instruction to Item 1006(d)(1) of Regulation M-A despite the fact that negotiations have terminated, explain why in further detail; and

- To the extent that discussions or negotiations with a party have in your view terminated but contacts continue, describe the nature of those ongoing contacts and their status.

See Rule 14a-9. In addition, consistent revisions should be made to the disclosure in Allergan's Schedule 14D-9. See Item 1006 of Regulation M-A.

Please respond to the above comments promptly. If you have any questions regarding these comments or your filings in general, please contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions